Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2007

Ms. Fanjun Wu
Chief Financial Officer
Sunwin International Neutraceuticals, Inc.
6 Youpeng Road
Qufu, Shandong, China 273100

> **Re:** **Sunwin International Neutraceuticals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed August 9, 2006**
> **File No. 033-10456**

Dear Ms. Wu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Management's Discussion and Analysis or Plan of Operation

Critical Accounting Policies

1.   We acknowledge your revenue recognition policy as noted within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. Based on your disclosure, it is unclear whether you reduce your gross revenue for product returns or any types of discounts or

allowances. Please provide us with the information that follows, in a disclosure-type format.

a). Tell us whether you maintain a reserve for product returns or provide us with an analysis that demonstrates why such a reserve is unnecessary. If applicable, please disclose the amount of each type of item that reduces your gross revenue for the periods presented. Analyze and describe the effect that could result from using assumptions that are reasonably likely to occur other than those upon which each current recorded estimate is based. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

b). To the extent that the information that you monitor in estimating the items that reduce your gross revenue, for example product expiration dates and wholesaler or distributor inventory levels, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources. In discussing your estimate of product returns, provide additional information regarding the total amount of stevioside, Chinese medicine formula extracts and veterinary products in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

c). Discuss any shipments made as a result of incentives and/or in excess of your customers' ordinary course of business inventory levels. Please also discuss your revenue recognition policy for such shipments.

d). Provide a roll-forward of each item that reduces your gross revenue for the periods presented, showing the following:

- beginning balance;
- current estimate related to sales made in current period;
- current estimate related to sales made in prior periods;
- actual returns or credits in current period related to sales made in current period;
- actual returns or credits in current period related to sales made in prior periods; and
- ending balance.

e). Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces your gross revenue. Please address the effect that any changes in your estimates had on your revenues and operations for the applicable periods.

Notes to Consolidated Financial Statements

Note 8- Stockholders' Equity, page F-21

2.   Based on the information provided in Item 12, "Certain Relationships and Related Transactions," it appears that your President and Chairman, Mr. Laiwang Zhang, was the owner of 19.5% of the 20% minority interest in Qufu Natural Green Engineering Company, Ltd. that you acquired in February 2006. Please provide us with the information that follows regarding your minority interest buyout transaction.

- Please provide us with additional information that describes the basis for your accounting treatment regarding the allocation of the $2.775 million purchase price to the 20% minority interest in Qufu, which you appear to have effected at fair value.

- Tell us how you determined it appropriate to allocate the excess purchase price, approximately $180,000, to "consulting expenses," citing the authoritative guidance under U.S. GAAP that supports your overall accounting treatment.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant